Overstock.com, Inc.

6350 South 3000 East

Salt Lake City, Utah 84121

By EDGAR and email

November 24, 2015

Mr. Michael Kennedy

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:                             Overstock.com, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed November 6, 2015

File No. 333-207141

Dear Mr. Kennedy:

Following is the response of Overstock.com, Inc. (the “Company,” “we”, “us”, or “our”) to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone conference with Thomas W. Adkins of Bracewell & Giuliani LLP on November 16, 2015 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed with the Commission on November 6, 2015 (the “Form S-3”).

In response to the Staff’s request for further information regarding the persons that have or share voting or dispositive power with respect to the shares to be offered by SpeedRoute Technologies Inc. (“SpeedRoute”), we have revised footnote 2 to the table of selling stockholders on page 9 of the Form S-3 to reflect that only Ricardo O. Knight and Stephen G. Dickson, the directors of SpeedRoute, have or share such power and that no other person has or shares such power with respect to such shares.

At your request, in connection with our response to your comments on the pending registration statement, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-3210 or to Thomas Adkins with Bracewell & Giuliani LLP at 512-542-2122.

Very truly yours,

/s/ Mitch Edwards

Mitch Edwards
Senior Vice President and General Counsel
Overstock.com, Inc.